United States securities and exchange commission logo





                           April 26, 2023

       David J. Mehok
       Chief Financial Officer
       Q2 Holdings, Inc.
       10355 Pecan Park Boulevard
       Austin, Texas 78729

                                                        Re: Q2 Holdings, Inc.
                                                            Form 8-K Furnished
February 21, 2023
                                                            File No. 001-36350

       Dear David J. Mehok:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 8-K Furnished February 21, 2023

       Exhibit 99.1
       Non-GAAP Net Income, page 10

   1. Tell us how you considered providing the income tax effects related to adjustments made to arrive at Non-GAAP
net income. Refer to Item 10(e) of Regulation S-K and Question
                                                        102.11 of the
Commission   s Non-GAAP Compliance and Disclosure Interpretations.
                                                        Current and deferred
income tax expense commensurate with the non-GAAP measure of profitability should be
shown as a separate adjustment and clearly explained. If you do not believe any income
tax expense related to your Non-GAAP net income is applicable, please clearly explain
why in future reports furnished to the Commission when you
                                                        present Non-GAAP net
income.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        You may contact Laura
Veator, Senior Staff Accountant, at (202)-551-3716 or Stephen
 David J. Mehok
Q2 Holdings, Inc.
April 26, 2023
Page 2

Krikorian, Accounting Branch Chief, at (202)-551-3488 with any questions.



FirstName LastNameDavid J. Mehok                         Sincerely,
Comapany NameQ2 Holdings, Inc.
                                                         Division of
Corporation Finance
April 26, 2023 Page 2                                    Office of Technology
FirstName LastName